Pioneer Municipal High Income Opportunities Fund, Inc.

60 State Street

Boston, Massachusetts 02110

August 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Municipal High Income Opportunities Fund, Inc.

Registration Statement on Form N-2

(File Nos. 333-256506; 811-23699)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Pioneer Municipal High Income Opportunities Fund, Inc. (the “Registrant”), a Maryland Corporation, hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on August 5, 2021, or as soon thereafter as practicable.

The Registrant also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

Pioneer Municipal High Income Opportunities Fund, Inc.

By:	/s/ Christopher J. Kelley
Name:	Christopher J. Kelley
Title:	Secretary